UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                          Northfield Laboratories Inc.
         --------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
         --------------------------------------------------------------
                         (Title of Class of Securities)


                                    666135108
                     ---------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  666135108
-------------------------------------------------------------------------------

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Denver Investment Advisors LLC
   I.R.S. Identification Number: 84-1284659
  -----------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (a) ___
   (b) ___
-------------------------------------------------------------------------------

3  SEC USE ONLY
-------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Colorado
-------------------------------------------------------------------------------

               5  SOLE VOTING POWER:  None
               ----------------------------------------------------------------
   NUMBER OF
    SHARES     6  SHARED VOTING POWER:  None
 BENEFICIALLY  ----------------------------------------------------------------

   REPORTING   7  SOLE DISPOSITIVE POWER:  None
    PERSON     ----------------------------------------------------------------

               8  SHARED DISPOSITIVE POWER:  None
-------------------------------------------------------------------------------

 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

          None
-------------------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES
-------------------------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          0.0%
-------------------------------------------------------------------------------

12  TYPE OF REPORTING PERSON

    IA
-------------------------------------------------------------------------------

ITEM 1(a).  NAME OF ISSUER:

            Northfield Laboratories Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            1560 Sherman Avenue, Suite 1000
            Evanston, IL  60201-4800

ITEM 2(a).  NAME OF PERSON FILING:

            Denver Investment Advisors LLC

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
            RESIDENCE:

            1225 17th Street, 26th Floor
            Denver, Colorado 80202

Item 2(c).  Citizenship:

            Colorado

Item 2(d).  Title of Class of Securities:

            Common Stock

Item 2(e).  CUSIP Number:

            666135108

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

  (a)  ___ Broker or Dealer registered under Section 15 of the
           Act

  (b)  ___ Bank as defined in section 3(a)(6) of the Act

  (c) ___ Insurance Company as defined in section 3(a)(19) of the Act

  (d) ___ Investment Company registered under section 8 of the Investment Company Act

  (e) _X_ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

  (f) ___ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

  (g)  ___ Parent Holding Company, in accordance with Section
           240.13d-1(b)(ii)(G) (Note: See Item 7)

  (h)  ___ Group, in accordance with Section
           240.13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP

         For Denver Investment Advisors LLC ("DIA"), the following sets forth the amount of shares beneficially owned, the percent of class owned as of December 31, 1996, the number of shares to which DIA has the sole power and the shared power to vote or to direct the vote of the shares, and the number of shares to which DIA has the sole power and the shared power to dispose or to direct the disposition of the shares:

  (a)  Amount Beneficially Owned:  None

  (b)  Percent of Class:  0.0%

  (c)  Number of shares as to which DIA has:

         (i)  sole power to vote or to direct the vote:

              None

        (ii)  shared power to vote or to direct the vote:

              None

       (iii)  sole power to dispose or to direct the
              disposition of:

              None

        (iv) shared power to dispose or to direct the disposition of:

              None

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following / X /.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
         ANOTHER PERSON.

        Various persons other than DIA have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the Issuer.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
         WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
         PARENT HOLDING COMPANY.

         This item is not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
         GROUP.

         This item is not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         This item is not applicable.

ITEM 10.  CERTIFICATION.

          By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 10, 1997                    DENVER INVESTMENT ADVISORS LLC

                                                 /s/ Kenneth V. Penland
                                              By:_____________________________
                                                  Kenneth V. Penland
                                                  Chairman